ASX RELEASE | February 26, 2020 | ASX:PLL; NASDAQ:PLL

HYDROXIDE TESTWORK PROGRAM PROCEEDING FAVORABLY

•	Lithium hydroxide testwork at SGS Lakefield is on schedule and proceeding well
•	Delivery of hydroxide samples to prospective offtake partners will commence upon program completion
•	Optimized flowsheet to underpin Chemical Plant PFS targeted for Q2 2020

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to provide an update on the metallurgical testwork program underway at SGS Labs (“SGS”) in Lakefield, Ontario.  The Company remains on schedule to announce results of this bench-scale program and to produce lithium hydroxide (“LiOH”) samples for delivery to prospective offtake partners in advance of PFS completion.  The optimized flowsheet developed during this testwork will serve as the basis of the Chemical plant prefeasibility study (“PFS”) to be completed in Q2 2020.
SGS is advancing a lithium conversion testwork program using a ‘direct-to-hydroxide’ approach developed in collaboration with Piedmont Lithium personnel and engineering consultants Hatch and Primero Group. Piedmont previously announced outstanding PFS-level metallurgical results for the production of spodumene concentrate (see press release dated July 16, 2019).  The concentrate produced during that program and other spodumene concentrate produced from the same composite sample is now being used by SGS for the ongoing bench-scale lithium hydroxide testwork.
Figure 1 – Spodumene calcination and roasting (from left to right) – (top) pilot kiln, calcined product, milled beta spodumene
(bottom) beta spodumene after mixing, beta spodumene after roasting

PIEDMONT LITHIUM LIMITED

ABN 50 002 664 4953

www.piedmontlithium.com

+61 8 9322 6322

+61 8 9322 6558

info@piedmontlithium.com

North Carolina Office

32 N Main Street Suite 100

BELMONT, NC 28012

Registered Office

Level 9, 28 The Esplanade

PERTH WA 6000

Optimization tests on bench scale samples have been completed for calcination, roasting, water leach, primary and secondary impurity removal, and filtration.  Ion exchange tests have been completed.  Work completed to date represents approximately 90% of the steps in the bench scale testwork program, with multi-stage lithium hydroxide crystallization and final assay results expected in coming weeks.

Spodumene Concentrate
Calcination
Roasting
Water Leach
Neutralization and Filtration
Primary Impurity Removal
Secondary Impurity Removal
Ion Exchange
Cauticization
Crystallization

Figure 2 – Block Flow Diagram of the LiOH Conversion Program with Tasks Completed (Blue) and Remaining (Gray)
Following production of initial samples, the Company will undertake additional conversion tests using optimized test conditions to demonstrate repeatability of product quality and confirm flowsheet design.
Upon completion of the testwork program the Company will be in a position to share lithium hydroxide samples with prospective offtake partners.  Our dialogues with prospective customers have been advancing well, and these samples will provide the first opportunity for customers to assess the quality of the material we expect to produce.
Keith D. Phillips, President and Chief Executive Officer, commented: “We are very encouraged by the positive results generated thus far in the lithium hydroxide testwork program, and expect the final results to be announced in the near future.  The optimization tests performed by SGS will allow us to refine the proposed Chemical Plant flowsheet and will underpin the prefeasibility study targeted for completion in Q2 2020.  Completion of the PFS, along with continued advances on the permitting and offtake fronts, position us to advance our Project to shovel-ready status by the end of the year, well-timed for the recovery in lithium prices and market sentiment that many observers are forecasting for the remainder of this year.”
For further information, please contact:
Keith D. Phillips	Timothy McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

This announcement has been authorised for release by the Company’s President & CEO, Keith D. Phillips.

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, spodumene-only mineralogy, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 25.1Mt @ 1.09% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O.  The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.
The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Exploration Targets, Mineral Resources, Metallurgical Testwork Results, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated August 7, 2019 entitled “Updated Scoping Study Extends Project Life and Enhances Exceptional Economics” which is available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

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